Exhibit D

Trademarks & Patents

IP Status

Patent Applications:

1. An international patent application was filed using the PCT (Patent Cooperation Treaty) system in the U.S. Patent Office on June 10, 2016 based on a previously filed provisional application establishing a priority date of June 12, 2015. The attorney file reference is GG001PCT and the International Application No. is PCT/US2016/037063. We obtained a preliminary examination which was very positive in that no prior art was discovered which would eliminate our broadest claim. HOWEVER, we are presently preparing for entering the national phase of the process and must designate and file application fees for those patent offices representing countries in which we intend to obtain patent protection. Our designation and payment of fees must be filed on or before FEBRUARY 12, 2017.   We need to have a discussion about which countries we want to designate so we can research the filing fees for each. Likely candidates are 1) the United States, 2) the European Patent Office, 3) Japan, and 4) China.

Note that the EPO member states are the following: Albania, Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdon (GB), Greece, Croatia, Hungary, Ireland, Iceland, Italy, Liechtenstein, Lithuania, Luxembourg, Latvia, Manaco, Former Yugoslav Republic of Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San Marino, and Turkey.

Trademark Applications:

1. PHRAME - (Serial No. 86667604) – We applied for registration of "PHRAME" in two separate classes: 1) Class 12 pertaining to "a security device, namely, a vehicle license plate frame containing an electronically controlled safe for assisting persons with vehicle sharing, the device enabling storage and retrieval of vehicle keys and other small items, communication through wireless network and having a hinged plate with frame for mounting of a vehicle license plate " and 2) Class 39 pertaining to "providing an online network for vehicle sharing services, namely, providing temporary use of automobiles". The application was based on current use with a date of first use in both classes listed as September 23, 2016. On November 3, 2016, we received an Office Action refusing registration in Class 12 because it is considered a generic name, but allowing registration in Class 39 if we provided a different specimen or allegation of use. We provided a different allegation of use and that is being considered by the Examiner. A formal response to the Office Action is due within 6 months of the mailing of the Office Action (or by May 3, 2017). We believe we will be successful in overcoming the Class 39 issues. However, it is unlikely that we will overcome the Class 12 refusal. However, we will be able to reapply for registration in Class 12 following 5 years of continued use of the mark in interstate commerce which will overcome the refusal by establishing a prima facie case that the mark has established

secondary meaning in the marketplace based on use for 5 continuous years. In the meantime, we will have the Class 39 registration in hand.

2. PERKT – (Serial No. 86675657) – We applied for registration of "PERKT" in Class 39 pertaining to "Vehicle parking services relating to the availability of on-street and off-street parking spaces; Vehicle sharing services, namely, providing temporary use of automobiles". The application was filed on an "intend to use" basis. The Trademark Office allowed the application on July 12, 2016 requiring submission of a Statement of Use with specimen showing use within 6 months or filing for a 6 month extension of time to provide the same. We filed for an extension on January 11, 2017. Following confirmation of use, we need to obtain a specimen showing use and file it with the Statement of Use and fee after which time we will receive registration of the mark.

3. XTREET – (Serial No. 86738261) – We applied for registration of "XTREET" in Class 36 pertaining to "community oriented crowd sourcing relating to vehicle parking and sharing, namely, crowdfunding services in the nature of accepting and administering monetary contributions from a group of individuals". The application was filed on an "intend to use" basis. The Trademark Office allowed the application on July 12, 2016 requiring submission of a Statement of Use with specimen showing use within 6 months or filing for a 6 month extension of time to provide the same. We filed for an extension on January 11, 2017. Following confirmation of use, we need to obtain a specimen showing use and file it with the Statement of Use and fee after which time we will receive registration of the mark.